Virtual Annual and Special Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")

May 4, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated April 7, 2021 were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the seven nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Donald K. Charter	247,184,451	94.02	15,708,834	5.98
Ronald P. Gagel	256,036,177	97.39	6,857,108	2.61
Richard J. Hall	258,843,473	98.46	4,049,812	1.54
Timothy R. Snider	256,394,305	97.53	6,498,980	2.47
Deborah J. Starkman	258,828,753	98.45	4,064,532	1.55
P. Gordon Stothart	258,934,920	98.49	3,958,365	1.51
Anne Marie Toutant	258,957,083	98.50	3,936,202	1.50

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
293,666,941	95.84	12,742,489	4.16

Item 3:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
250,627,969	95.33	12,265,313	4.67

Item 4:  Amendments to the Share Incentive Plan of the Corporation

The shareholders approved the amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation. The Corporation received the following votes with respect to the amendments to the share incentive plan:

Votes For	% For	Votes Against	% Against
253,246,764	96.33	9,646,519	3.67

Dated this 5th day of May, 2021.

IAMGOLD CORPORATION

/s/ Tim Bradburn

_____________________________

Tim Bradburn

Senior Vice President, General Counsel and Corporate Secretary